AB Vf 3-12-02

02019695

…ATES
…NGE COMMISSION
…ashington, D.C. 20549

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RECEIVED MAR 01 2002 SEC MAIL PROCESSING SECTION 352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Winebrenner Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Greene Way, Suite 200
(No. and Street)

Louisville	Kentucky	40220-4009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl G. Winebrenner, III   502-671-0015
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Foley & Luby, PSC
(Name — *if individual, state last, first, middle name*)

106 W. Vine Street, Suite 700	Lexington	KY	40507
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Earl G. Winebrenner, III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Winebrenner Capital Partners, LLC (the "Company") for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Earl G. W III 2-25-02

Signature Date

President

Title

Subscribed and sworn to before me this 25th day of February, 2002.

Camille Pelaya

Notary Public

Notary Public, State at Large, KY
My commission expires Oct. 11, 2003

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3 (not applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Winebrenner Capital Partners, LLC

Audited Financial Statements, Schedules and Exhibit

Year ended December 31, 2001

CONTENTS

Foley&Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CAROLYN B. BARKER, CPA
THOMAS R. POPE, CPA
CATHERINE C. MILLER, CPA

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Winebrenner Capital Partners, LLC

We have audited the accompanying statements of financial condition of Winebrenner Capital Partners, LLC as of December 31, 2001 and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Winebrenner Capital Partners, LLC as of December 31, 2000 were audited by other auditors whose report dated February 20, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winebrenner Capital Partners, LLC as of December 31, 2001 and the results of operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Foley & Luby PSC

February 22, 2002

106 WEST VINE STREET • SUITE 700 • LEXINGTON, KENTUCKY 40507
(606) 226-0405 • FAX (606) 231-5311

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF FINANCIAL CONDITION

	Year Ended December 31, 2001	2000
ASSETS		
Cash and Short-Term Investments	$ 205,430.	$ 166,389.
Commission Receivable	9,204.	116,608.
Prepaid Expenses	14,382.	0.
Total Current Assets	229,016.	282,997.
Office Equipment, Net of Accumulated Depreciation of $3,968 in 2001 and $1,366 in 2000	10,787.	6,142.
Other assets	222,235.	6,900.
Total Assets	$ 462,038.	$ 296,039.
LIABILITIES AND MEMBERS' EQUITY		
Cash Overdraft	$ 0.	$ 14,849.
Accounts Payable	5,084.	0.
Commissions Payable	17,991.	24,339.
Accrued Payroll Taxes	16,837.	16,171.
Accrued Expenses	0.	6,331.
Unearned Revenue	0.	3,500.
Total Liabilities	39,912.	65,190.
Members' Equity	422,126.	230,849.
Total Liabilities and Members' Equity	$ 462,038.	$ 296,039.

See Accompanying Notes

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	2000
Revenue:		
Commissions	$ 161,454.	$ 97,734.
Investment Banking	346,645.	347,962.
Interest Income	5,949.	7,116.
Other	52,156.	3,480.
	566,204.	456,292.
Expenses:		
Compensation and Benefits	312,134.	187,051.
Operating	155,465.	164,297.
Brokerage and Clearance	34,031.	27,528.
Commissions	33,743.	26,787.
Rent	14,385.	17,820.
Advertising	5,873.	10,454.
Interest	38,750.	0.
Depreciation	30,546.	1,197.
	624,927.	435,134.
Net Income (Loss)	$ (58,723.)	$ 21,158.

See Accompanying Notes

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2001 and 2000

Balance at December 31, 1999	$ 147,691.
Members' Contributions	62,000.
Net Income	21,158.
Balance at December 31, 2000	230,849.
Members' Contributions	250,000.
Net (Loss)	(58,723.)
Balance at December 31, 2001	$ 422,126.

See Accompanying Notes

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
Operating Activities		
Net Income (Loss)	$ (58,723.)	$ 21,158.
Depreciation	30,546.	1,197.
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commission Receivable	107,404.	(110,765.)
Other Assets	(14,382.)	(6,900.)
Accounts Payable and Accrued Expenses	(25,278.)	52,365.
Net Cash Used in Operating Activities	39,567.	(42,945.)
Investing Activities		
Payments for Office Equipment	(7,247.)	(2,188.)
Purchase of Real Estate and Improvements	(1,095,163.)	0.
Net Book Value of Real Estate and Improvements transferred	1,067,219.	0.
Net Cash Used in Investing Activities	(35,191.)	(2,188.)
Financing Activities		
Proceeds from Issuance of Member's Equity	250,000.	62,000.
Mortgage Loan Proceeds	860,000.	0.
Principal Paid on Mortgage	(8,116.)	0.
Transfer of Mortgage Liability associated with transfer of Real Estate	(851,884.)	0.
Receivable Due to Transfer of Real Estate	(215,335.)	0.
Net Cash Provided by Financing Activities	34,665.	62,000.
Net Increase in Cash and Short-Term Investments	39,041.	16,867.
Cash and Short-Term Investments at Beginning of Period	166,389.	149,522.
Cash and Short-Term Investments at End of Period	$ 205,430.	$ 166,389.

See Accompanying Notes

Winebrenner Capital Partners, LLC
Louisville, Kentucky

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Organization and Business

Organization

Winebrenner Capital Partners, LLC (the Company) was formed on September 1, 1999 as a sole member Kentucky limited liability company and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The purpose of the Company is to own and operate a securities business. During 2001, an additional member invested into the Company. See Note 6 Restructuring.

The Company clears its securities transactions on a fully disclosed basis through Sterne, Agee & Leach, Inc.

2. Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Short-Term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be short-term investments.

Revenues

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing merger-and-acquisition advisory services. Investment banking fees are recognized over the term of the contacts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonable determinable.

Commissions are recorded on a trade-date basis as securities transactions occur.

2. Accounting Policies (Continued)

Office Equipment

Office Equipment is stated at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company was formed as a limited liability company and, having one member, is disregarded for federal and state income tax purposes. Accordingly, there is no provision for federal or state income taxes in the financial statements since the net income or loss is reported by the member.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital as defined by Rule 15c3-1 totaled $173,632, which exceeded the minimum capital requirement by $73,632. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .23 to 1.

4. Concentrations of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

5. Lease Commitments

The Company has several noncancellable operating leases, primarily for office equipment and a vehicle that expire over the next three years. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on these assets.

The future minimum lease payments under these noncancellable operating leases as of December 31, 2001 are as follows:

2002	$ 14,919.
2003	14,919.
2004	3,853.
Total minimum lease payments	$ 33,692.

The Company leases its office space at 2300 Greene Way, Suite 200 from a related entity, Winebrenner Realty, LLC and is under no obligation to make a specific amount of lease payments for the use of this space. The board of the Company has agreed to pay a varying amount of rent to Winebrenner Realty, LLC. During the year ended December 31, 2001, the Company paid $12,900 to Winebrenner Realty, LLC.

6. Restructuring

On July 20, 2001, the members of Winebrenner Capital Partners, LLC agreed to exchange their interest in Winebrenner Capital Partners, LLC for a similar interest in a new entity, Winebrenner Holding Corporation, a C Corporation. In connection with this restructuring the owners of Winebrenner Holding Corporation formed two limited liability companies, Winebrenner Investment Advisors, LLC and Winebrenner Realty, LLC. Winebrenner Holding Corporation is the single member in both of the new limited liability companies. This restructuring took effect September 4, 2001.

Winebrenner Holding Corporation contributed all non-tangible assets related to the investment advisor services conducted by Winebrenner Capital Partners, LLC. The Company is presently operating under the name of Winebrenner Capital Partners, LLC.

Winebrenner Holding Corporation contributed all real estate by deed along with the related mortgage to Winebrenner Realty, LLC.

SUPPLEMENTAL INFORMATION

Winebrenner Capital Partners, LLC
Louisville, Kentucky

SCHEDULE I-COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Net Capital	
Total Members' Equity	$ 422,126.
Deduct Nonallowable Assets	(247,405.)
Net Capital Before Percentage Reductions	174,721.
Pursuant to Rule 15c3-1(f)	(1,089.)
Net Capital	$ 173,632.
Aggregated Indebtedness	$ 39,912.
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required to be Maintained (the greater of $100,000 or 6-2/3% of aggregate indebtedness of $39,912)	$ 100,000.
Excess Net Capital	$ 73,632.
Excess Net Capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 169,641.
Ratio: Aggregate Indebtedness to Net Capital	.23 to 1.

RECONCILIATION WITH COMPANY CALCULATIONS	
Net Capital as Reported in FOCUS Report	$ 173,217.
Effect of Audit Adjustments on Accounts included in Net Capital Calculation	415.
Net Capital as Calculated Above	$ 173,632.

Winebrenner Capital Partners, LLC
Louisville, Kentucky

SCHEDULE II-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2001

Winebrenner Capital Partners, LLC (the "Company") is exempted from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(i) of the Rule.

EXHIBIT

Foley&Luby PSC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
THOMAS R. POPE, CPA
CATHERINE C. MILLER, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Winebrenner Capital Partners, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Winebrenner Capital Partners, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

106 WEST VINE STREET • SUITE 700 • LEXINGTON, KENTUCKY 40507
(606) 226-0405 • FAX (606) 231-5311

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Foley & Luby, PSC

February 22, 2002